Exhibit 99.1

Annual General Shareholders’ Meeting of TRINITY BIOTECH plc
Date:	September 29, 2021			Annual General Shareholders’ Meeting of TRINITY BIOTECH plc to be held September 29, 2021 For Holders as of September 3, 2021
See Voting Instruction On Reverse Side.
Please make your marks like this: ⌧ Use pen only

	For	Against
AGM
Ordinary
Business
				●	Mark, sign and date your Voting Instruction Form.
1.	☐	☐		●	Detach your Voting Instruction Form.
				●	Return your Voting Instruction Form in the postage-paid envelope provided.
2.	☐	☐

3.	☐	☐		All votes must be received by 12:00 pm, New York time September 24, 2021.

Special					PROXY TABULATOR FOR TRINITY BIOTECH PLC P.O. BOX 8016 CARY, NC 27512-9903
Business

4.	☐	☐

5.	☐	☐

6.	☐	☐

7.	☐	☐

EVENT #

CLIENT #
Authorized Signatures - This section must be completed for your instructions to be executed.

	Please Sign Here		Please Date Above

	Please Sign Here		Please Date Above

TRINITY BIOTECH plc Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 P.M. New York time on September 24, 2021)
The undersigned registered owner of Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such Receipt of TRINITY BIOTECH plc, registered in the name of the undersigned on the books of the Depositary as of the close of business September 3, 2021 at the Annual General Meeting of the Members of TRINITY BIOTECH plc, to be held on September 29, 2021, at 4:00 p.m. (Local Time) in respect of the resolutions specificed on the reverse.

Instructions as to voting on the specific resolutions should be indicated by an “X” in the appropriate box.
The Depositary shall not vote or attempt to exercise the right to vote that attached to the shares or other deposited securities, other than in accordance with insructions.
(Continued and to be marked, dated and signed, on the other side)
Ordinary Business

1. To review the affairs of the Company and consider the financial statements of the Company for the year ended December 31, 2020 together with the reports of the directors and statutory auditors thereon.

2. To authorise the board of directors to fix the statutory auditors’ remuneration.

3. To re-elect as a director Mr. Clint Severson who retires by rotation and, being eligible, offers himself for re-election.

Special Business

4.  To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That for the purposes of Section 1021 of the Companies Act 2014, the directors be and are generally and unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (as defined by Section 1021 of that Act (including, without limitation, any treasury shares, as defined by Section 106 of that Act)) up to a maximum amount of the number of authorised but unissued relevant securities in the capital of the Company from time to time and for the time being. The authority hereby conferred shall expire five years after the date of this resolution unless previously renewed, varied or revoked by the Company. The Company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

5. To consider and, if thought fit, pass the following resolution as a special resolution:

“That, if Resolution 4 above is passed, the directors be and are empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined by section 1023 of the Companies Act 2014) for cash pursuant to the authority conferred on the Directors of the Company by Resolution 4 above as if section 1022 of the Companies Act 2014 did not apply to any such allotment. The power hereby conferred shall expire at the close of business on the day five years from the date upon which the resolution is passed unless previously renewed, revoked or varied; provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.”

6. To consider and, if thought fit, pass the following resolution as a special resolution:

“That the Company and/or any subsidiary (as defined by Section 7 of the Companies Act 2014) of the Company be generally authorised to make overseas market purchases (as  defined  by  Section  1072  of  that  Act) on the National Association of Securities Dealers Automated Quotation Market (“NASDAQ”), of “A” Ordinary Shares of US$0.0109 each issued in the capital of the Company (the “Share(s)”) and/or American Depositary Receipts evidencing the Shares, on such terms and conditions and in such manner as the directors may determine from time to time but subject, however, to the provisions of the Companies Act 2014, the Articles of Association of the Company and to the following provisions:

a. the maximum number of the Shares (or Shares evidenced by American Depositary Receipts) authorised to be acquired pursuant to this resolution shall not exceed 25% of the Shares in issue of the Company as at the close of business on the date of the passing of this resolution;

b. the minimum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by American Depositary Receipts) shall be an amount equal to the nominal value of that Share; and

c. the maximum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by American Depositary Receipts) shall be an amount equal to 110% of the average of the NASDAQ official close price of the Shares (being appropriately adjusted to reflect the number of Shares evidenced by American Depositary Receipts) for the period of ten business days immediately preceding the day on which the Share is purchased.

The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company and/ or any subsidiary of the Company may, before such expiry, enter into a contract for the purchase of Shares and/or American Depositary Receipts which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

7. To consider and, if thought fit, pass the following resolution as a special resolution:

“That, for the purposes of Section 1078 of the Companies Act 2014, the re-allotment price range at which Shares and/or American Depositary Receipts held as treasury shares (as defined by Section 106 of that Act) (“Treasury Shares”) may be re-allotted off-market shall be as follows:

a. the maximum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 115% of the Relevant Price; and

b. the minimum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 85% of the Relevant Price.

For the purposes of this resolution, the expression “the Relevant Price” shall mean the average of the NASDAQ official close price of the Shares (being appropriately adjusted to reflect the number of Shares evidenced by American Depositary Receipts) for the period of ten business days immediately preceding the day on which the Treasury Share is re-allotted.

The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with and subject to the provision of the said Section 1078”.